Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

SEPTEMBER 30, 2024

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	September 30, 2024 $	December 31, 2023 $

Assets

Current assets
Cash	27,123	26,213
Trade and other receivables (note 3)	7,030	7,288
Inventory (note 4)	6,435	6,989
Prepaid expenses and deposits	296	1,406
Total current assets	40,884	41,896

Property and equipment (note 5)	581	909
Intangible assets (note 6)	329	490
Right-of-use assets (note 7)	441	616

Total assets	42,235	43,911

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,396	3,282
Deferred revenue	801	721
Long-term debt (note 8)	2,200	2,104
Lease liability (note 9)	265	259
Income tax payable	15	-
Total current liabilities	6,677	6,366

Deferred tax liability	59	59
Long-term debt (note 8)	3,398	5,000
Deferred revenue	672	728
Lease liability (note 9)	365	578

Total liabilities	11,171	12,731

Shareholders’ Equity

Share capital (note 10)	235,674	217,393
Contributed surplus	19,414	19,687
Accumulated other comprehensive income	16,389	12,031
Deficit	(240,413)	(217,931)

Total Shareholders’ Equity	31,064	31,180

Total Liabilities and Shareholders’ Equity	42,235	43,911

Going concern (note 2)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended September 30, 2024 $	Three months ended September 30, 2023 $	Nine months ended September 30, 2024 $	Nine months ended September 30, 2023 $

Revenue (note 12)
Recurring - non-capital	2,653	1,728	5,595	4,797
Capital equipment	179	-	1,380	393
	2,832	1,728	6,975	5,190
Cost of sales (note 13)	1,026	668	2,462	1,867
Gross profit	1,806	1,060	4,513	3,323

Operating expenses (note 13)
Research and development	4,154	3,415	12,280	10,410
General and administrative	3,725	2,024	8,221	6,210
Selling and distribution	2,915	2,181	8,315	6,537
Total operating expenses	10,794	7,620	28,816	23,157

Operating loss	8,988	6,560	24,303	19,834

Net finance expense/(income) (note 14)	199	(1,014)	(2,057)	(275)

Loss before income taxes	9,187	5,546	22,246	19,559

Income tax expense	177	18	236	101

Net loss attributed to shareholders for the period	9,364	5,564	22,482	19,660

Other comprehensive loss/(income)
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	2,919	(3,915)	(4,358)	249
Net loss and comprehensive loss for the period	12,283	1,649	18,124	19,909

Loss per share (note 15)
Basic and diluted loss per common share	0.38	0.26	0.92	0.93

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004

Net loss for the period	-	-	-	-	(19,660)	(19,660)
Cumulative translation adjustment – net of tax of $nil	-	1,360	(1,086)	(249)	-	25
Exercise of share options	33,299	397	(156)	-	-	241
Exercise of warrants	285,138	4,223	(986)	-	-	3,237
Vesting of RSUs	157,799	668	(668)	-	-	-
Vesting of DSUs	10,000	135	(135)	-	-	-
Change in terms of DSUs	-	-	203	-	-	203
Share-based compensation (note 11)	-	-	2,510	-	-	2,510
Balance – September 30, 2023	21,365,733	212,608	18,386	16,588	(209,022)	38,560

Balance – January 1, 2024	21,370,565	217,393	19,687	12,031	(217,931)	31,180
Net loss for the period	-	-	-	-	(22,482)	(22,482)
Cumulative translation adjustment – net of tax of $nil	-	(4,821)	(389)	4,358	-	(852)
Shares issued in public offering and private placement (note 10)	3,058,334	21,079	-	-	-	21,079
Exercise of share options	101	1	(1)	-	-	-
Vesting of RSUs	224,441	1,953	(1,953)	-	-	-
Vesting of DSUs	8,330	69	(69)	-	-	-
Share-based compensation (note 11)	-	-	2,139	-	-	2,139
Balance – September 30, 2024	24,661,771	235,674	19,414	16,389	(240,413)	31,064

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Nine months ended September 30, 2024 $	Nine months ended September 30, 2023 $

Operating activities
Net loss for the period	(22,482)	(19,660)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	547	532
Amortization of intangible assets (note 6)	151	152
Depreciation of right-of-use assets (note 7)	162	163
Share-based compensation (note 11)	2,139	2,510
Interest and accretion expense (note 14)	489	582
Deferred revenue	64	163
Change in fair value of derivative financial instrument (note 14)	-	232
Net change in amortized cost of trade and other receivables (note 3)	(238)	(119)
Changes in non-cash working capital balances
Trade and other receivables	310	(155)
Prepaid expenses and deposits	1,140	574
Inventory	181	(54)
Accounts payable and accrued liabilities	162	165
Income taxes payable	14	45
Foreign exchange on cash	(450)	(410)
Net cash flow used in operating activities	(17,811)	(15,280)

Financing activities
Issuance of common shares (note 10)	22,938	-
Transactions cost paid (note 10)	(1,859)	-
Payment of long-term debt (note 8)	(1,819)	(489)
Proceeds from share options exercised	1	241
Proceeds from warrants exercised	-	2,423
Payment of lease liability (note 9)	(218)	(220)
Total cash flow from financing activities	19,043	1,955

Net change in cash during the period	1,232	(13,325)
Foreign exchange on cash	(322)	433
Cash – Beginning of period	26,213	46,517
Cash – End of period	27,123	33,625

Supplemental cash flow information:

Interest paid, included in financing activities	440	489
Income taxes paid, included in operating activities	212	36

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, Canada, L4W 5K5.

2	Summary of material accounting policies, basis of preparation and going concern

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. The Board of Directors approved these consolidated financial statements on November 7, 2024. These consolidated financial statements comply with IFRS Accounting Standards.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention. The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liability approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

Going concern

The Company is subject to a number of risks, including the successful development and marketing of its products and the ability to raise additional financing to support these activities. The Company depends on various financing from investors or other sources of capital to fund its operations, achieve its business plan and the realization of its assets and liabilities in the normal course of operations.

Management believes that current cash balances as of September 30, 2024 will not be sufficient to finance all of its planned business operations over the next year. The Company intends to seek additional financing from investors or other sources of capital in order to fund its operations and activities over the next year. There can be no assurance that the steps management are taking will be successful. Considering the need for additional financing, there exists a material uncertainty that may raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

These interim condensed consolidated financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

Accounting standards adopted during the year

Beginning on January 1, 2024, the Company adopted certain IFRS Accounting Standards and amendments:

•	Classification of liabilities as current or non-current (Amendments to IAS1)
•	Non-current liabilities with covenants (Amendments to IAS1).

The adoption of these amendments did not have a material impact on the interim condensed consolidated financial statements.

Accounting pronouncements issued but not yet effective

The IASB has issued classification, measurement and disclosure amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures with an effective date for annual reporting periods beginning on or after January 1, 2026. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance targets).

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027.

During July 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision related to segment reporting. Items are required to be disclosed if the amounts are either regularly provided to the chief operating decision maker or are included in arriving at the segment measure of profit or loss that is reviewed by the chief operating decision maker. The adoption of these pronouncements are currently being assessed.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	September 30, 2024 $	December 31, 2023 $

Trade receivables, gross	7,698	7,145
Loss allowance	(683)	(76)
Less amortized cost adjustment	(70)	(315)
Trade receivables, net	6,945	6,754
Tax receivables	51	414
Other receivables	34	120
Total trade and other receivables	7,030	7,288

Management periodically reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to limited access to customer locations, certain gross trade receivables totalling $3,035 are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $70 and $238 of interest income for the three and nine months ended September 30, 2024, respectively, $40 and $119 of interest income for the three and nine months ended September 30, 2023).

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. At September 30, 2024 there were $639 of trade receivables that were past due (December 31, 2023 - $648).

At September 30, 2024, the expected loss rates are based on comparable company payment profiles of sales over a period of 36 months before September 30, 2024 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The loss allowance as at September 30, 2024 for trade receivables is as follows:

						2024
	Current	0–30 days	31-60 days	61-90 days	90+ days	Total

Expected loss rate	1.55%	1.74%	1.93%	2.46%	3.62%
Gross carrying amount	4,0241	127	-	-	512	4,663
Loss allowance	62	2	-	-	19	83

1 Due to limited access to customer locations, certain gross trade receivables not included in the table above totalling $3,035 are expected to have a longer repayment term due to the payment term being based on installation of the device and therefore collection of the amount is outside the control of the Company. The Company applied a 20% expected loss rate to these gross trade receivables resulting in a $600 increase in the loss allowance for the three and nine months ended September 30, 2024.

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

4	Inventory

	September 30, 2024 $	December 31, 2023 $

Finished goods	3,997	4,646
Raw materials	2,459	2,351
Inventory provision	(21)	(8)
Total inventory	6,435	6,989

During the three and nine months ended September 30, 2024, $1,005 and $2,279, respectively (three and nine months ended September 30, 2023, $496 and $1,479) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $1 during the three months ended September 30, 2024 and increased its provision by $13 during the nine months ended September 30, 2024 (increased its inventory provision by $8 and $10 during the three and nine months ended September 30, 2023). There were no other inventory write-downs charged to cost of sales during the period ended September 30, 2024.

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2024
Cost	542	2,583	3,125
Accumulated depreciation	(384)	(1,832)	(2,216)
Net book value	158	751	909

Nine months ended September 30, 2024
Opening net book value	158	751	909
Additions	-	222	222
Foreign exchange	(5)	2	(3)
Depreciation	(42)	(505)	(547)
Closing net book value	111	470	581

At September 30, 2024
Cost	542	2,805	3,347
Accumulated depreciation	(431)	(2,335)	(2,766)
Net book value	111	470	581

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

6	Intangible assets

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(114)	(605)	(3,456)	(681)	(4,856)
Net book value	117	373	-	-	490

Nine months ended September 30, 2024
Opening net book value	117	373	-	-	490
Foreign exchange	(2)	(8)	-	-	(10)
Amortization	(15)	(136)	-	-	(151)
Closing net book value	100	229	-	-	329

As at September 30, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(131)	(749)	(3,456)	(681)	(5,017)
Net book value	100	229	-	-	329

7	Right-of-use assets

Leased premises $

As at January 1, 2024
Cost	1,679
Accumulated depreciation	(1,063)
Net book value	616

Nine months ended September 30, 2024
Opening net book value	616
Foreign exchange	(13)
Depreciation	(162)
Closing net book value	441

As at September 30, 2024
Cost	1,679
Accumulated depreciation	(1,238)
Net book value	441

The Company leases office premises in Mississauga, Canada. The lease agreement ends on September 30, 2026 with the rights to extend for another 5 years, which is not reasonably certain.

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2% (CIBC Loan). The Company was required to make interest only payments until October 31, 2023 and monthly repayments of C$208 plus accrued interest commenced on October 31, 2023. All obligations of the Company under the CIBC Loan are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis.

On September 26, 2023 an amendment to the CIBC Loan resulted in a change to the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period or (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis.

On May 3, 2024, a second amendment to the CIBC Loan resulted in another change to the financial covenants. The amended covenants are that the recurring revenue covenant shall not be tested for any fiscal quarter in the 2024 fiscal year so long as unrestricted cash is no less than 2.5 multiplied by the principal amount of outstanding CIBC Loan at all times. The Company is in compliance with these financial covenants as at September 30, 2024. Based on the Company’s future cash flow forecasts, if additional financing or other sources of capital is not raised by the end of the second half of 2025, the Company may have difficulty complying with the unrestricted cash covenant.

	September 30, 2024 $	December 31, 2023 $

Balance - Beginning of period	7,104	7,174
Interest and accretion expense	467	727
Foreign exchange	(154)	115
Repayment	(1,819)	(912)
Balance - End of period	5,598	7,104
Less: Current portion	2,200	2,104
Long-term portion	3,398	5,000

9	Lease liability

	September 30, 2024 $	December 31, 2023 $

Balance – Beginning of Period	837	1,056
Repayments	(218)	(292)
Foreign exchange	(11)	30
Interest and accretion expense	22	43
Balance – End of Period	630	837
Less: Current portion	265	259
Long-term portion	365	578
(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	September 30, 2024 $	December 31, 2023 $

24,661,771 (December 31, 2023 – 21,370,565) common shares	235,674	217,393

On January 2, 2024, the Company closed a public offering, resulting in the issuance of 2,666,667 common shares at a price of $7.50, for gross proceeds of $20,000 ($18,238, net of transaction costs). On January 16, 2024, the Company closed a non-brokered private placement, resulting in the issuance of 391,667 common shares at a price of $7.50, for gross proceeds of $2,938 ($2,841, net of transaction costs).

11	Share-based payments

Share options

Compensation expense related to share options for the three and nine months ended September 30, 2024 was $96 and $394, respectively (three and nine months ended September 30, 2023 was $264 and $972). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2024	1,474,809	16.19
Granted	28,700	11.24
Exercised	(101)	8.57
Forfeited/expired	(35,607)	15.65
Balance - September 30, 2024	1,467,801	16.11

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below:

March 18, 2024

Exercise price	C$11.24
Expected volatility	70%
Expected life of options	6 years
Risk-free interest rate	3.54%
Dividend yield	-
Number of share options issued	28,700

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

The following table summarizes information about the share options outstanding as at September 30, 2024:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

8.01 – 10.00	313,008	4.55	310,782
10.01 – 12.00	135,734	4.63	109,534
12.01 – 14.00	28,300	6.67	13,698
14.01 – 16.00	140,456	2.61	136,225
16.01 – 18.00	418,989	5.65	418,989
18.01 – 20.00	11,450	8.70	3,584
20.01 – 22.00	300	5.88	300
22.01 – 24.00	408,064	6.63	340,813
24.01 – 26.00	1,500	6.13	1,429
28.01 – 30.00	10,000	6.45	8,755
	1,467,801	5.36	1,344,109

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and nine months ended September 30, 2024 was $508 and $1,745, respectively (three and nine months ended September 30, 2023 was $463 and $1,538, respectively).

A summary of the RSU changes during the year are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2024	493,396	1.99
Granted	30,000	2.67
Vested	(224,441)	-
Forfeited	(13,666)	-
Balance - September 30, 2024	285,289	1.75

A summary of the DSU changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2024	75,000
Vested	(8,330)
Balance - September 30, 2024	66,670

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

12	Revenue

	Three Months ended September 30,
	2024 $			2023$
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	2,363	290	2,653	1,439	289	1,728
Capital equipment	179	-	179	-	-	-
	2,542	290	2,832	1,439	289	1,728

	Nine months ended September 30,
	2024 $			2023$
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	4,805	790	5,595	3,998	799	4,797
Capital equipment	1,380	-	1,380	393	-	393
	6,185	790	6,975	4,391	799	5,190

13	Nature of expenses

	Three months ended September 30, 2024 $	Three months ended September 30, 2023 $	Nine months ended September 30, 2024 $	Nine months ended September 30, 2023 $

Production and manufacturing costs	522	216	954	524
Salaries and benefits	4,360	3,519	12,732	10,383
Consulting fees	1,771	1,203	4,915	3,758
Research and development expense	1,024	982	2,758	2,372
Sales and marketing expenses	1,089	485	2,681	1,587
Amortization and depreciation	268	287	860	847
Share-based compensation	604	727	2,139	2,510
Rent	125	116	327	616
Software/Hardware	224	76	568	324
Insurance	324	365	980	1,084
Office and shop supplies	21	63	81	251
Other expenses	490	249	1,286	768
Bad debt expense	390	-	390	-
Expected credit loss	608	-	607	-
	11,820	8,288	31,278	25,024

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

14	Net finance expense/(income)

	Three months ended September 30, 2024 $	Three months ended September 30, 2023 $	Nine months ended September 30, 2024 $	Nine months ended September 30, 2023 $

Change in fair value of derivative financial instrument	-	-	-	232
Lease liability interest expense (note 9)	6	10	22	33
Other interest income on cash and cash equivalents	(293)	(429)	(1,331)	(1,181)
Interest income on trade and other receivables (note 3)	(70)	(40)	(238)	(119)
CIBC loan Interest expense (note 8)	144	188	467	549
Net foreign exchange (gain)/loss	412	(743)	(977)	211
	199	(1,014)	(2,057)	(275)

Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				September 30, 2024
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	25,519	688	875	41	27,123
Trade and other receivables	5,462	1,568	-	-	7,030
Accounts payable and accrued liabilities	(751)	(474)	(2,158)	(13)	(3,396)
Lease liability	-	-	(630)	-	(630)
Long-term debt	-	-	(5,598)	-	(5,598)

As at September 30, 2024, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $285 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, lease liability and long-term debt. The Company does not use derivatives to reduce exposure to foreign currency risk.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options by the second half of the year ending December 31, 2025; however, there is no assurance the Company will achieve these objectives (note 2).

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

			September 30, 2024
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $

Accounts payable and accrued liabilities	3,396	3,396	3,396	-
Lease liability	630	667	292	375
Long-term debt	5,598	6,622	2,444	4,178
	9,624	10,685	6,132	4,553

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Net loss for the period	$9,364	$5,564	$22,482	$19,660
Weighted average number of common shares	24,534,964	21,275,214	24,427,960	21,120,723
Basic and diluted loss per share	$0.38	$0.26	$0.92	$0.93

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs and DSUs. Of the 1,467,801 share options (September 30, 2023 – 1,470,823), 285,289 RSUs (September 30, 2023 – 497,728), and 66,670 DSUs (September 30, 2023 – 75,000) not included in the calculation of diluted loss per share for the period ended September 30, 2024, 1,344,109 (September 30, 2023 – 1,238,828) were exercisable.

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended September 30, 2024 $	Three months ended September 30, 2023 $	Nine months ended September 30, 2024 $	Nine months ended September 30, 2023 $

Salaries and employee benefits	565	434	1,588	1,165
Directors’ fees	70	69	208	225
Share-based compensation	410	847	1,437	2,201
	1,045	1,350	3,233	3,591

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the three months ended September 30, 2024:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	318	2,033	302	2,653
Capital equipment	-	179	-	179
	318	2,212	302	2,832

For the nine months ended September 30, 2024:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	521	4,292	782	5,595
Capital equipment	773	179	428	1,380
	1,294	4,471	1,210	6,975

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2024

In USD (000s)

For the three months ended September 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	54	1,251	423	1,728
	54	1,251	423	1,728

For the nine months ended September 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	194	3,597	1,006	4,797
Capital equipment	-	-	393	393
	194	3,597	1,399	5,190

Other financial information by segment as at and for the nine months ended September 30, 2024:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	32,514	4,441	1,800	54	3,426	42,235
Intangible assets	329	-	-	-	-	329
Property and equipment	111	470	-	-	-	581
Right-of-use assets	441	-	-	-	-	441
Amortization of intangible assets	151	-	-	-	-	151
Depreciation of property and equipment	42	505	-	-	-	547
Depreciation of right-of-use assets	162	-	-	-	-	162

Other financial information by segment as at and for the year ended December 31, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	34,257	4,067	1,952	82	3,553	43,911
Intangible assets	490	-	-	-	-	490
Property and equipment	158	751	-	-	-	909
Right-of-use assets	616	-	-	-	-	616
Amortization of intangible assets	202	-	-	-	-	202
Depreciation of property and equipment	57	670	-	-	-	727
Depreciation of right-of-use assets	217	-	-	-	-	217

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